For Immediate Release

Nordion Appoints Mr. Grant Gardiner as SVP and General Counsel

OTTAWA, CANADA – January 28, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced it is appointing Grant Gardiner as Senior Vice President, General Counsel & Corporate Secretary.  Mr. Gardiner will serve as the Corporation's legal officer responsible for all global legal matters, effective March 18, 2013.

"We are very pleased to welcome Grant to the Nordion management team. With more than 19 years of experience, Grant is a seasoned lawyer with a strong understanding of business and global market dynamics.  His proven expertise in leading cross-listed, publicly-traded companies through complex legal, governance and compliance landscapes with a business focus will be a significant asset to Nordion,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “Grant is expected to play an instrumental role in the execution of our business strategy globally.”

Mr. Gardiner joins Nordion from Research in Motion Limited (RIM) where he currently serves as Vice-President, Associate General Counsel and acted as Corporate Secretary to RIM’s Board of Directors for approximately four years. During his tenure at RIM, which began in 2008, Grant has advised on securities matters, mergers & acquisitions, ethics and compliance programs as well as Board and Corporate Governance matters.

With leadership roles at other leading global, publicly-traded companies such as Cognos Inc. (now IBM) and JDS Uniphase, Mr. Gardiner’s experience includes mergers and acquisitions, corporate governance, commercial transactions, as well as securities and anti-corruption law. He holds a Bachelor of Business Administration from the University of Prince Edward Island (1988), an L.L.B. from Osgoode Hall Law School (1991) and was admitted to the Ontario Bar in 1993.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies, and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Forward-Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2012 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com
SOURCE: Nordion